abrdn ETFs Sponsor LLC

1900 Market Street, Suite 200

Philadelphia, PA 19103

February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  David Gessert

Re:	abrdn Silver ETF Trust
Registration Statement on Form S-3 (File No. 333-276822)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), abrdn Silver ETF Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-276822) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on February 12, 2024, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Trust requests that notification of such effectiveness be made by telephone call to Stephanie Capistron of Dechert LLP, legal counsel to abrdn ETFs Sponsor LLC, at 617-728-7127.

Very truly yours,

abrdn ETFs Sponsor LLC

By:	/s/ Brian Kordeck
Brian Kordeck
Treasurer and Chief Financial Officer